EXHIBIT 99.1

Press Release

Total Starts Up the La Mède Biorefinery

Paris, July 3, 2019 - Total has started up production at the La Mède biorefinery in southeastern France, with the first batches of biofuel coming off the line. It is the final step in converting a former oil refinery into a new energies complex. Launched in 2015, the project represents a capital expenditure of €275 million.

The La Mède complex now encompasses:

•  A biorefinery with a capacity of 500,000 tons of biofuel per year.

•  An 8-megawatt solar farm that can supply 13,000 people.

•  A unit to produce 50,000 cubic meters per year of AdBlue®, an additive that reduces nitrogen oxide emissions from trucks.

•  A logistics and storage hub with a capacity of 1.3 million cubic meters per year.

•  A training center offering real facilities and able to host 2,500 learners a year.

Together, these new activities have maintained 250 direct jobs at La Mède.

As part of the site transformation, 65% of the orders to remodel the complex were awarded to local businesses, representing 800 jobs and €140 million in revenue. Total also invested €5 million in the economic development of the Fos-Etang de Berre region, notably by supporting initiatives to create jobs, attract industrial projects and support contractors. That’s five times as much as a typical revitalization agreement.

The biorefinery can produce 500,000 tons of hydrotreated vegetable oil (HVO), a premium biofuel. La Mède will produce both biodiesel and biojet fuel for the aviation industry. It was specifically designed to process all types of oil. Its biofuels will be made:

•  60 to 70% from 100% sustainable vegetable oils (rapeseed, palm, sunflower, etc.).

•  30 to 40% from treated waste (animal fats, cooking oil, residues, etc.) to promote a circular economy.

As part of an agreement with the Government in May 2018, Total has pledged to process no more than 300,000 tons of palm oil per year — less than 50% of the total volume of raw materials needed — and at least 50,000 tons of French-grown rapeseed, creating another market for domestic agriculture.

All the oils processed will be certified sustainable to European Union standards. In addition, as part of its palm oil procurement process, Total is taking an extra step by introducing strengthened control of sustainability and respect for Human Rights (see below).

"I’d like to thank the teams for all their hard work these last four years to convert our La Mède refinery," said Bernard Pinatel, President, Refining & Chemicals. "Biofuels are fully renewable and an immediately available solution to cut carbon emissions from ground and air transportation. When produced from sustainable raw materials, as at La Mède, they emit over 50% less carbon than fossil fuels. Our biorefinery will allow us to make biofuels in France that were previously imported."

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Total’s Feedstock Sustainability Commitments

•  100% of the oils processed at La Mède are certified sustainable to European Union standards.

o   The sustainability of the oils processed by the La Mède biorefinery is guaranteed by International Sustainability & Carbon Certification (ISCC)-type certification, recognized by the European Union.

o   Certification is awarded subject to compliance with sustainability and traceability criteria for oils throughout the value chain, from source to refinery:

-      A reduction in carbon emissions of at least 50% compared to fossil-derived fuels.

-      No deforestation.

-      Farming methods that preserve biodiversity.

-      Respect for human rights.

o   These criteria were strengthened in 2019 as part of the revision of the Renewable Energy Directive (RED2) covering transportation. In particular, the European Union caps for each Member State the consumption of palm oil biofuels at the 2019 level. It also requires the consumption of palm oil-based biofuels to be progressively reduced between 2024 and 2030, unless the palm oil comes from:

-      An increase in the yield of plantations of small independent producers (<2 hectares);

-      Or an increase in the yield of plantations (>2 hectares), capable of demonstrating that this increase results from the new requirements of the European directive;

-      Or abandoned land (i.e. not exploited for 5 years) or heavily degraded land.

•  As part of its palm oil procurement process, Total has added its own tighter controls and auditing of sustainability and respect for human rights to certification.

o   Selecting responsible suppliers and limiting their number, so that improvement plans can be jointly drafted and verifiably deployed.

o   Requiring suppliers to join the RSPO1, agreeing to help the sector improve its use of sustainable palm oil.

o   Requiring suppliers to sign Total’s Fundamental Principles of Purchasing and Code of Conduct.

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[1] The RSPO label refers to the Roundtable on Sustainable Palm Oil, an organization created in 2004 by producers, manufacturers and NGOs to promote responsible, sustainable palm oil production.

-      Suppliers commit to the following principles and agree to be audited by Total in the following areas: respect for human rights in the workplace; protecting health, security and safety; environmental protection; preventing corruption, conflicts of interest and fraud; compliance with antitrust law; and promoting economic and social development.

o   Creating a dedicated sustainability team and implementing a program to have an outside expert assess the human rights compliance of each shortlisted supplier.

Total transparently publishes the list of mills from which its palm oil is sourced on the La Mède complex website for each delivery.

Total’s Involvement in Second-Generation Biofuel R&D

•  Total is working to develop second-generation, or advanced, biofuels, which pose availability, collection and technology hurdles to overcome.

•  These fuels will supplement, rather than replace, first-generation biofuels in helping to reduce greenhouse gas emissions. Today, 97% of the biofuels produced worldwide are first-generation.

•  In the last decade, Total has spent more than €500 million on advanced biofuel R&D.

o   Total is examining different biomass conversion pathways, such as thermochemical, biotechnology and algae.

o   Total is working in its own laboratories and via R&D partnerships with manufacturers, start-ups, universities and private laboratories, including BioTfueL, Novogy and Renmatix.

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About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and Group are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

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